ZUNICOM, INC.
                              4315 West Lovers Lane
                               Dallas, Texas 75209



July 26, 2007



United States
Securities and Exchange Commission 100 F Street N.E.
Washington, DC  20549

         Re:      Zunicom, Inc. Form 8-K/A; File No. 0-27210

Dear Sir/Madam:

         This letter is in response to the Staff's request in its letter dated July 12, 2007 for supplemental information with respect to any year-end adjustments proposed by the Company's auditors.

         KBA Group, LLP proposed an adjustment to deferred taxes and provision for current year that were accepted by the Company, as follows:

             9100              Federal Taxes--------------$ 4,076,368
             2400              Deferred Federal Income Tax------$ 3,824,222
             2401              Income Tax Payable-----$ 252,146

         There were no other entries or adjustments proposed by our auditors for the year ended December 31, 2006, nor did our auditors note any internal control deficiencies.

          If you have any questions, please do not hesitate to contact John C. Rudy, the Company's CFO at 732.566.3366 or me at 214.352.8674.


                                                    Sincerely yours,
                                                    Zunicom, Inc.


                                                    By:   /s/ Carl A. Generes
                                                       ------------------------
                                                          Carl A. Generes
                                                          Corporate Secretary